Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered[1]	Proposed maximum offering price per share[2]	Proposed maximum aggregate offering price[3]	Amount of registration fee
Common Stock, par value $0.001 per share	3,859,674,139	$0.0021	$8,105,315.69	$751.37

[1]	Consists of 2,380,952,381 shares to be sold by the Registrant and 1,478,721,758 shares to be sold by the Selling Stockholders.
[2]	Estimated solely to calculate the registration fee according to Rule 457(c) under the Securities Act, based upon the average of the high and low prices for the Common Stock, as reported by OTC Markets Group Inc. on August 18, 2022.
[3]	Calculated in accordance with Rule 457(c) of the Securities Act.